Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Announces Third Quarter 2008 Transactions

Amsterdam, The Netherlands; October 10, 2008 - AerCap Holdings N.V. (“AerCap,” “the Company”, NYSE: AER) today announced the completion of the following transactions during the third quarter 2008:

•                  Signed new lease agreements for 22 aircraft,

•                  Delivered 11 aircraft and ten engines under lease agreements,

•                  Purchased four aircraft, seven engines and one airframe,

•                  Sold ten aircraft and two engines,

•                  Disassembled eight engines and one airframe.

AerCap’s CEO Klaus Heinemann commented: “Despite the growing turmoil in the global markets, AerCap’s quarterly business activities continued with a high degree of normality.  During the third quarter of 2008, a significant number of letters of intent were converted to signed lease agreements, all aircraft and engines scheduled for delivery were completed and accepted by our clients, our committed capital expenditures were completed and funded, and all targeted asset sales were executed.”

	Third Quarter 2008			Year To Date 2008
	Owned	Managed	Total	Owned	Managed	Total
Transaction Overview
Lease Agreements
Aircraft (Contracts)	20	2	22	69	8	77
Aircraft (LOI’s) – as of 3rd Qtr	1	1	2	1	1	2
Deliveries
Aircraft	10	1	11	22	2	24
Engines	10	NA	10	34	NA	34
Purchases
Aircraft (Closed)	4	NA	4	47	NA	47
Engines (Closed)	7	NA	7	21	NA	21
Aircraft (Contract Signed, to be Delivered)	3	NA	3	4	NA	4
Sales
Aircraft (Closed)	7	3	10	25	3	28
Engines (Closed)	2	NA	2	4	NA	4
Aircraft (LOI’s)	4	1	5	4	1	5
Engines (LOI’s)	NA	NA	NA	NA	NA	NA

Lease Activities: Contracts Signed for 22 Aircraft and Ten Engines – Letters of Intent Signed for Two Aircraft

New Lease Agreements

AerCap signed 22 new lease agreements for aircraft in the third quarter 2008:

•                  Four Airbus A320s for Air France (France),

•                  Two Airbus A330s for Asiana Airlines (Korea),

•                  Three Boeing 737-800s for GOL Transportes Aereos, SA (Brazil),

•                  Two Airbus A319s for Airblue Ltd. (Pakistan),

•                  Two Airbus A319s for Turk Hava Yollari (THY Turkish Airlines) (Turkey),

•                  One Airbus A319 for Hemus Air (Bulgaria),

•                  One Airbus A319 for Karthago Airlines (Tunisia),

•                  One Airbus A319 for Air Jamaica Ltd. (Jamaica),

•                  One Airbus A320 for TAME-Linea Aerea del Ecuador (Ecuador),

•                  Two Boeing 737-400s for Aeroflot-Don (Russia),

•                  One Boeing 737-400 for Olympic Airlines (Greece),

•                  One MD-11 for World Airways, Inc. (USA),

•                  One MD-11 for Centurion Air Cargo, Inc. (USA).

AerCap added seven new airlines to its customer base in the third quarter of 2008: Centurion Air Cargo, Inc., GOL Transportes Aereos, Karthago Airlines, Olympic Airlines, TAME-Linea Aerea del Ecuador, Turk Hava Yollari (THY Turkish Airlines), and World Airways.

The average term of the nine lease agreements for new aircraft signed during the third quarter was 125 months. The average term of the 13 lease agreements for used aircraft was 72 months. During the third quarter, AerCap also executed letters of intent (signed and deposit paid by lessee) for two used aircraft leases with an average lease term of 57 months.

AerCap also entered into ten engine lease agreements in the third quarter and delivered the engines to the lessees in the same period. Nine of the leased engines were CFM-56 engines and one was a CF6.

Deliveries

AerCap completed 11 aircraft deliveries in the third quarter under previously contracted lease agreements:

•                  Two new Airbus A320s for Aeroflot-Russian Airlines (Russia),

•                  Two Airbus A319s for Airblue  Ltd. (Pakistan),

•                  One Airbus A319 for Hemus Air (Bulgaria),

•                  One Airbus A319 for Karthago Airlines (Tunisia),

•                  One Airbus A319 for Turk Hava Yollari (THY Turkish Airlines) (Turkey),

•                  One Airbus A319 for Air Jamaica (Jamaica),

•                  One Airbus A320 for TAME-Linea Aerea del Ecuador (Ecuador),

•                  One Airbus A320 for TACA International Airlines (El Salvador), and

•                  One McDonnell Douglas MD-11F for World Airways, Inc. (USA).

Purchase Activities: Four Aircraft Acquired in the Third Quarter

During the third quarter, AerCap acquired three new Airbus A320s, one Boeing 737-300, and one Boeing 737-300 airframe.

AerCap also expanded its engine pool with the acquisition of two new CFM-56 engines, two CF6 engines, and three PW4056 engines in the third quarter.

In addition to the completed purchase activities above, AerCap executed an agreement for the purchase of three new Boeing 737-800s and letters of intent to purchase two CF6 engines and ten Boeing 737-300s for part-out and engine leasing.

Sales Activities: Ten Aircraft Sold in the Third Quarter 2008

AerCap closed ten aircraft sale transactions in the third quarter 2008, seven of which were from its owned portfolio and three from the managed portfolio:

•                  Six McDonnell Douglas MD83s,

•                  One Airbus A321,

•                  One Airbus A330,

•                  One Airbus A340,

•                  One Fokker 100.

The average age of owned aircraft sold during the quarter was 16 years.

AerCap also sold two CFM56 engines from its owned engine pool.

In addition to the completed sales activities above, AerCap has signed letters of intent for the sales of three new Airbus A330s, one new Airbus A320, two Boeing 757s, and one managed McDonnell Douglas MD83.

Portfolio Summary

As of September 30, 2008, AerCap’s portfolio consisted of 314 aircraft and 72 engines that were either owned, on order, under contract or letter of intent, or managed.

The information above includes transactions completed by AerCap and AeroTurbine, AerCap’s subsidiary which focuses on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

AerCap Holdings N.V. intends to report its transactions on a quarterly basis.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com